UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GATEWAY FINANCIAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

367587 10 2

(CUSIP Number)

MARCH 29, 2005

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 4

CUSIP No. 367587 10 2

(1)	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Jerry T. Womack

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS PF Personal Funds

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	(7)	SOLE VOTING POWER
SHARES		233,545

BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		171,267

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		233,545

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		171,267

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

404,812

Schedule 13D	Page 3 of 4

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1 – SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock, no par value (“Common Stock”) of Gateway Financial Holdings, Inc., a North Carolina corporation (“Gateway”) with its principal executive officers located at 1145 North Road Street, Elizabeth City, NC 27909-3334.

ITEM 2 – IDENTITY AND BACKGROUND

(a). NAME	Jerry T. Womack

(b). RESIDENCE	1190 Harmony Road, Norfolk, Virginia 23502

(c). EMPLOYMENT	President and Chief Executive Officer, Suburban Grading & Utilities, Inc., Norfolk, Virginia.

     (d). During the last five years, Mr. Womack has not been convicted in a criminal proceeding (excluding traffic or similar violations).

     (e). During the last five years, Mr. Womack has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

     (f). Mr. Womack is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 29, 2005, Mr. Womack purchased 20,000 shares of Gateway with personal funds. His purchase, together with the issuance of 1,932,000 additional shares by Gateway in its public offering in November 2004, caused a change in Mr. Womack’s ownership of Gateway common stock.

Schedule 13D	Page 4 of 4

ITEM 4. PURPOSE OF TRANSACTION

Mr. Womack acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of Gateway. Mr. Womack does not have any plan or proposal which relates to, or would result in, any actions enumerated in subitems (a) through (j) of Item 4 of Schedule 13D, except that Mr. Womack may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	404,812 or 6.0%

(b)	(i)	Sole Voting Power	233,545

	(ii)	Shared Voting Power	171,267

	(iii)	Sole Dispositive Power	233,545

	(iv)	Shared Dispositive Power	171,267

(c)	None other than as noted above.

(d)	None

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no relevant contracts, arrangements, understandings or relationships between Mr. Womack and any other person with respect to any securities of Gateway.

ITEMS 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2005

Date

/s/ Jerry T. Womack

Signature

Jerry T. Womack,

Name/Title